UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

France Telecom
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35177Q105 (American Depository Share)
(CUSIP NUMBER)

December 31, 2009
(Date of Event Which Requires Filing of This Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

 [X] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 35177Q105 (American Depository Share)

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Amundi Group

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [   ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES	5. SOLE VOTING POWER None
BENEFICIALLY OWNED BY	6. SHARED VOTING POWER 102,935,686
EACH REPORTING	7. SOLE DISPOSITIVE POWER None
PERSON	8. SHARED DISPOSITIVE POWER 208,044,851

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
208,451,521

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[     ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.87%

12.   TYPE OF REPORTING PERSON
FI

CUSIP NO. 35177Q105 (American Depository Share)

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Amundi

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [   ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES	5. SOLE VOTING POWER 89,034,739
BENEFICIALLY OWNED BY	6. SHARED VOTING POWER 13,563,416
EACH REPORTING	7. SOLE DISPOSITIVE POWER 182,572,540
PERSON	8. SHARED DISPOSITIVE POWER 13,156,746

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
196,135,956

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[     ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.41%

12.   TYPE OF REPORTING PERSON
FI

SCHEDULE 13G

ITEM 1 (a)  Name of Issuer:

France Telecom

ITEM 1 (b)  Address of Issuer's Principal Executive Offices:

6, place d’Alleray
75505 Paris Cedex 15
France

ITEM 2 (a)  Name of Persons Filing:

Amundi Group
Amundi

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:

Amundi Group has its registered office at 90 boulevard Pasteur, 75015 Paris, France.
Amundi has its registered office at 90 boulevard Pasteur, 75015 Paris, France.

ITEM 2 (c)  Citizenship:

See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

35177Q105 (American Depository Share)

ITEM 3 If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(e) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–
 1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with §240.13d–
1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit

Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j) [X] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k) [X] Group, in accordance with §240.13d–1(b)(1)(ii)(K).(k)

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Amundi Group is a French holding company
Amundi is a French investment management company

ITEM 4  Ownership.

(a)  Amount beneficially owned: See Item 9 of Cover Pages

(b)  Percent of Class: See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii)  shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii)  sole power to dispose of or to direct the disposition of: See Item 7 of Cover Pages

(iv)  shared power to dispose of or direct the disposition of: See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8   Identification and Classification of Members of the Group.

Please see Exhibit I

ITEM 9  Notice of Dissolution of Group.

Not Applicable

ITEM 10  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a French holding company and a French investment management company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2010

/s/ C. BOISSON
By: C. Boisson
Title: Amundi Group General Counsel

Table of Exhibits

Exhibit I	Identification and Classification of Members of the Group

Exhibit II	Joint Filing Agreement between Amundi Group and Amundi